

February 24, 2011

Victor A. Allums
PRGX Global, Inc.
600 Galleria Parkway
Suite 100
Atlanta, GA 30339

> **Re: PRGX Global Inc.**
> **Registration Statement on Form S-3**
> **Filed January 31, 2011**
> **File No. 000-28000**

Dear Mr. Allums:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In footnote 5 to your Registration Fee Table, we note that each share of common stock includes one preferred stock purchase right, which entitles the holder to purchase one one-hundredth of a share of participating preferred stock upon the occurrence of certain events described on page 22. It does not appear that you have registered these rights. Please advise or register these rights, list them on the prospectus cover page, and arrange for counsel to opine on the legality of these rights. Refer to Compliance and Disclosure Interpretations – Securities Act Forms (Interpretation 116.16), available in the Corporation Finance section of our website.

Prospectus Cover Page

2. It appears that you are registering this offering on Form S-3 pursuant to General Instruction I.B.6. If so, please note that you must set forth on the outside front cover page of the prospectus the calculation of the aggregate market value of your outstanding

voting and nonvoting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. See Instruction No. 7 to General Instruction I.B.6 of Form S-3. If you are not relying on General Instruction I.B.6, please advise us regarding your eligibility to use Form S-3 for this offering.

Where You Can Find Additional Information, page 3

3. In your next amendment, please incorporate by reference your Form 8-K filed on February 3, 2011.

Selling Stockholders, page 32

4. For each of the selling shareholders, please provide the information required by Item 507 of Regulation S-K.

5. For any of the selling shareholders that is a non-reporting entity, please disclose the natural person or persons who have voting or investment control over the company's securities.

6. Please disclose whether the any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If any of the selling shareholders are broker-dealers, please state that they are underwriters with respect to the shares that they are offering for resale. If any of the selling shareholders are affiliates of registered broker-dealers, please revise to disclose the following:

   - that the selling shareholders purchased in the ordinary course of business; and
   - that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

   If the selling shareholders are unable to make these representations, please state that they are underwriters.

Legal Matters, page 36

7. Please include in the prospectus the address of counsel who passed on the legality of the shares to be issued. Please refer to Paragraph 23 of Schedule A of the Securities Act of 1933.

Exhibit Index, page II-3

8. Please revise your exhibit index to include the form of common stock certificate.

Undertakings, page II-4

9. Please revise your disclosure to include only those undertakings that are applicable to your offering. It is unclear to us why you have included the undertakings contained in paragraph nine on page II-6. Please advise or revise your disclosure accordingly.

Exhibit 5.1 - Legal Opinion of Troutman Sanders LLP

10. Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing. See Compliance and Disclosure Interpretations – Securities Act Rules (Question 212.05), available in the Corporation Finance section of our website. We note several assumptions and qualifications currently present in the opinion that should be removed in counsel's future unqualified opinion.

11. We note counsel's opinion regarding the depositary shares in paragraph five on page six. Please arrange for counsel to opine that the depositary shares will have been duly authorized and validly issued and will constitute valid and legally binding obligations of the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Kane at (202) 551-3235 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: David W. Ghegan
        Troutman Sanders LLP
        600 Peachtree Street, N.E.
        Suite 5200
        Atlanta, GA 30308